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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49005

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/1/04 (MM/DD/YY) AND ENDING 06/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SENTINEL BROKERS COMPANY INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1045A PARK BLVD. SUITE 1
(No. and Street)

MASSAPEQUA PARK	NY	11762
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAN PASTERNACK, CPA 516-829-6767
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KIRSCHNER & PASTERNACK LLP
(Name – *if individual, state last, first, middle name*)

8 BOND STREET	GREAT NECK	NY	11021
(Address)	(City)	(State)	(Zip Code)



CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JOSEPH M. LAWLESS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SENTINEL BROKERS COMPANY, INC., as of JUNE 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SENTINEL BROKERS COMPANY, INC.
FINANCIAL STATEMENTS
JUNE 30, 2005

TABLE OF CONTENTS

KIRSCHNER & PASTERNACK LLP
CERTIFIED PUBLIC ACCOUNTANTS
8 BOND STREET • SUITE 100
GREAT NECK, N.Y. 11021

(516) 829-6767 • FAX (516) 829-2828

STEPHEN J. KIRSCHNER, CPA
JAN S. PASTERNACK, CPA
GEORGE J. MOSKOWITZ, CPA
BERNARD SPEAR, CPA

INDEPENDENT AUDITORS' REPORT

Mr. Joseph Lawless
Sentinel Brokers Company, Inc.
1045A Park Boulevard
Massapequa, NY 11762

We have audited the accompanying balance sheet of Sentinel Brokers Company, Inc. (a corporation) as of June 30, 2005 and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sentinel Brokers Company, Inc as of June 30, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kirschner & Pasternack LLP

Kirschner & Pasternack LLP
Great Neck, N.Y.
August 3, 2005

SENTINEL BROKERS COMPANY, INC.
BALANCE SHEET
JUNE 30, 2005

ASSETS

Current Assets		
Cash and cash equivalents	$ 25,860	
Marketable securities-available for sale	428,163	
Total current assets		$ 454,023
Fixed Assets (net of accumulated depreciation of $1,200)		4,800
Other Assets		8,158
Total Assets		$ 466,981

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities		
Accounts payable	$ 20,060	
Accrued expenses and taxes payable	41,899	
Loan payable-bank	12,837	
Total current liabilities		$ 74,796
Long-term liabilities		
Loan payable-bank		25,673
Total Liabilties		100,469
Commitments and contingencies (Note 3)		
Stockholders' Equity		
Capital stock	100	
Additional paid in capital	233,709	
Accumulated other comprehensive income	18,875	
Retained earnings	113,828	
		366,512
Total Liabilities and Stockholders' Equity		$ 466,981

See accountants report and notes to financial statements

SENTINEL BROKERS COMPANY, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2005

Revenue	
Commissions	$ 811,209
Interest income	23,675
Other	(700)
Total Revenue	834,184
Expenses	
Salaries	532,754
Payroll taxes	31,885
Trade processing	89,060
Rent	14,264
Telephone	22,541
Utilities	2,576
Professional fees	10,739
Advertising	1,206
Dues and subscriptions	9,195
Office supplies and expenses	34,198
Insurance	4,291
Travel and entertainment	50,164
Interest expense	4,680
Depreciation and amortization	1,200
Total Expenses	808,753
Net income before taxes	25,431
Less: Provision for income taxes	5,000
Net income	$ 20,431

See accountants report and notes to financial statements

SENTINEL BROKERS COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2005

Retained Earnings-July 1, 2004	$ 93,397
Net income for the year	20,431
Retained Earnings-June 30, 2005	$ 113,828

SCHEDULE OF STOCKHOLDERS' EQUITY

Capital Stock, 200 shares authorized, 100 shares issued and outstanding, no par value		$ 100
Additional Paid in Capital		
July 1, 2004	233,709	
Additions	-	
Paid in Capital June 30, 2005		233,709
Other comprehensive income (loss)		
July 1, 2004	(13,400)	
Unrealized holding gains on available for sale securities	32,275	
Accumulated other comprehensive income- June 30, 2005		18,875
Retained Earnings		113,828
Total Stockholders' Equity		$ 366,512

SENTINEL BROKERS COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2005

Cash flows from operating activities:	
Net income	$ 20,431
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	1,200
Loss on investments	700
Decrease in broker receivable	100,000
Decrease in other assets	8,522
Decrease in accounts payable and accrued expenses	(39,344)
Total adjustments	71,078
Net cash provided by operating activities	91,509
Cash flows from investing activities:	
Debt and equity investments	(111,573)
Purchase of fixed assets	(6,000)
Decrease in employee loan receivable	500
Net cash used in investing activities	(117,073)
Cash flows from financing activities:	
Decrease in loans payable	(81,025)
Net cash used in financing activities	(81,025)
Net increase in cash	(106,589)
Cash - beginning	132,449
Cash - ending	$ 25,860
Supplemental information:	
Cash paid during the period for:	
Interest	$ 4,680
Income taxes	$ 3,322

See accountants report and notes to financial statements.

SENTINEL BROKERS COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2005

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Sentinel Brokers Company, Inc. (The Company) began business on January 1, 1998 by continuing the business of Sentinel Brokers Company, a New York proprietorship. Its primary business activity is acting as an intermediary facilitating the trading of Municipal Bonds between institutions. The company has no retail customer base.

Basis of Financial Statements

Sentinel Brokers Company, Inc.'s financial statement for the thirteen month period from June 1, 1997 to June 30, 1998 combined the activity of Sentinel Brokers Company (a sole proprietorship) from June 1, 1997 to December 31 1997 with the activity of Sentinel Brokers Company, Inc. (a corporation) from January 1, 1998 to June 30 1998. For the years ended June 30, 1999 through 2005 the Financial Statements include only the activity of Sentinel Brokers Company, Inc.

Cash and Cash Equivalents

The company considers all highly liquid investments with a maturity of three months or less, when purchased, to be "cash equivalents".

During the year, the Company had cash in excess of $100,000 on deposit in individual banks. The Federal Deposit Insurance Corporation (FDIC) insures only the first $100,000 of funds at member banks.

Revenue Recognition

Commission Income (and the recognition of related income and expenses) are recorded at the time the commissions are earned from completed bond sales.

Fixed Assets

Fixed Assets are recorded at costs and are depreciated using an accelerated method.

Amortization of Organization Costs

Organization costs are being amortized over five years.

SENTINEL BROKERS COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2005

NOTE 1 - CONTINUED

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2- SUBORDINATED NOTE PAYABLE

Subordinated note payable to Anne Lawless, due July 31, 2002, stated interest rate of 5%. This note was renewed August 1, 2002 and extended to July 31, 2004, when it was repaid.

NOTE 3- COMMITMENTS

The Company occupies space at 1045A Park Boulevard, Massapequa Park, New York. The term of the lease was through October 31, 1998. At present, the company is a month to month tenant.

NOTE 4 - NET CAPITAL REQUIREMENT

The Company is subject to the securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2005, the Company's net capital of $318,846 was $218,846 in excess of the required net capital of $100,000. The Company's net capital ratio was 31.51%.

SUPPLEMENTARY INFORMATION

SENTINEL BROKERS COMPANY, INC.
SUPPLEMENTARY INFORMATION
JUNE 30, 2005

NET CAPITAL COMPUTATION

Credit Factors		
Capital		$ 366,512
Allowable Subordinated Liabilities		-0-
Total Credit Factors		366,512
Debit Factors		
Capital Not Allowable for Net Capital	$ 12,958	
Debt Securities – Haircut	21,233	
Other Securities-Haircut	13,475	47,666
Net Capital		318,846
Less: Minimum Net Capital Requirements		
Greater of .66% of Aggregate Indebtedness Or $100,000		100,000
Remainder: Capital in Excess of All Requirements		$ 218,846

Capital Ratio (Maximum Allowance 100%)

*Aggregate Indebtedness

$ 100,469 = 31.51%

Divided by: Net Capital $ 318,846

*Aggregate indebtedness:	
Accounts payable and Accrued Expenses	$ 61,959
Loans payable	38,510
Total Aggregate Indebtedness	$ 100,469

The accompanying notes are an integral part of these statements

KIRSCHNER & PASTERNACK LLP
CERTIFIED PUBLIC ACCOUNTANTS
8 BOND STREET • SUITE 100
GREAT NECK, N.Y. 11021

(516) 829-6767 • FAX (516) 829-2828

STEPHEN J. KIRSCHNER, CPA
JAN S. PASTERNACK, CPA
GEORGE J. MOSKOWITZ, CPA
BERNARD SPEAR, CPA

Mr. Joseph Lawless
Sentinel Brokers Company, Inc.
1045A Park Boulevard
Massapequa, NY 11762

In planning and performing our audit of the financial statements of Sentinel Brokers Company, Inc. (a corporation) for the year ended June 30, 2005, we considered their internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Sentinel Brokers Company, Inc. that we considered relevant to the objectives stated in Rule 17(a)-5(g), (1) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(II); (2) in complying with the exemption provisions of Rule 15c-3-3. We did not review the practices and procedures followed by the company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and rate costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and practices and procedures are to provide management with reasonable, but not absolute assurances that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may be inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study we believe that the Company's practices and procedures were adequate at June 30, 2005 to meet the Commission's objectives.

This report recognizes that it is not practical in an organization the size of Sentinel Brokers Company, Inc. to achieve all the division of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance of management.

Further, that no material differences existed between our computations of your net capital, or determinations of the reserve requirements, and your corresponding Focus Report part II A filing, except as noted in the Supplementary Information (Page 8).

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,



Kirschner & Pasternack LLP
Certified Public Accountants

August 3, 2005